April 21, 2010

Via Facsimile and Air Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Doug Brown
Division of Corporation Finance

Re:	Occidental Petroleum Corporation
Form 10-K for the year ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 23, 2010
File No. 001-9210

Dear Messrs. Schwall and Brown:

In your letter dated April 13, 2010, you indicated that we should respond to your questions regarding the filings referenced above within ten business days, by April 27, 2010, or tell you when we would provide a response.   We have been working diligently to prepare our reply, but we would like to extend the time for our response to May 11, 2010.

If you have any questions or concerns, please call me at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
President
and Chief Financial Officer

cc: Roy Pineci